UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Superstate Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

28 2nd Street, 4th Floor
San Francisco, California 94105

Telephone Number (including area code): (713) 557-5193

Name and address of agent for service of process:

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808

With copies of Notices and Communications to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes     ☒    No    ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 22nd day of June, 2023.

SUPERSTATE TRUST

By:	/s/ Reid Cuming
	Name:	Reid Cuming
	Title:	Trustee

Attest:

/s/ Robert Leshner
Name: Robert Leshner
Title: CEO, Superstate Inc.

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